Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three month period ended March 31, 2026, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; our ability to attract and retain key scientific and management personnel; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F, as amended, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. (renamed Cibus, Inc,. as of May 31, 2023) and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2025	March 31, 2026
ASSETS
Non-current assets
Intangible assets		535	221
Property, plant and equipment	7	38,788	37,401
Right-of-use assets	6	23,658	20,526
Non-current financial assets	8	5,088	4,820
Other non-current assets	8	20,025	21,286
Deferred tax assets		382	382
Total non-current assets		88,476	84,637
Current assets
Trade receivables	9.1	14,398	5,151
Subsidies receivables	9.2	7,800	7,594
Other current assets	9.3	5,383	6,142
Current financial assets	11.1	147,130	150,822
Cash and cash equivalents	11.2	61,533	34,841
Total current assets		236,244	204,550
TOTAL ASSETS		324,720	289,187

LIABILITIES
Shareholders’ equity
Share capital	15	5,903	5,918
Premiums related to the share capital	15	437,445	439,137
Currency translation adjustment		(33,316)	(33,197)
Retained earnings (deficit)		(266,538)	(334,174)
Net income (loss)		(67,593)	(17,765)
Total shareholders’ equity		75,901	59,920
Non-current liabilities
Non-current financial liabilities	12	74,013	67,498
Non-current lease debts	12	27,725	25,947
Non-current provisions	18	1,329	1,324
Total non-current liabilities		103,067	94,770
Current liabilities
Current financial liabilities	12	10,460	8,904
Current lease debts	12	7,701	6,255
Trade payables		17,277	17,090
Deferred income and contract liabilities	14	96,803	93,062
Current provisions	18	1,169	965
Other current liabilities	13	12,342	8,220
Total current liabilities		145,752	134,497
TOTAL LIABILITIES		248,819	229,268
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		324,720	289,187

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except share and per share amounts

		For the three-month period ended March 31,
	Notes	2025	2026

Revenues and other income
Revenues	4.1	10,655	5,777
Other income	4.1	1,373	1,771
Total revenues and other income		12,029	7,548
Operating expenses
Research and development expenses	4.2	(21,932)	(27,188)
Selling, general and administrative expenses	4.2	(4,702)	(5,590)
Other operating income	4.2	426	63
Total operating expenses and other operating income		(26,208)	(32,715)
Operating loss		(14,179)	(25,167)
Financial income	4.3	6,298	11,893
Financial expenses	4.3	(10,246)	(4,444)
Net Financial gain (loss)		(3,948)	7,449
Income tax	4.4	-	(46)
Net loss		(18,128)	(17,765)
Basic / Diluted net loss per share attributable to shareholders of Cellectis	17
Basic and diluted net loss attributable to shareholders of Cellectis, per share ($ /share)		(0.18)	(0.18)
Number of shares used for computing
Basic and diluted		100,156,559	100,527,276

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousand

	For the three-month period ended March 31,
	2025	2026

Net loss	(18,128)	(17,765)
Actuarial gains (losses)	56	(28)
Currency translation adjustment generated by the parent company	5,317	(1,686)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	5,374	(1,714)
Currency translation adjustment	(3,051)	1,805
Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(3,051)	1,805
Total other comprehensive income	2,323	91
Total Comprehensive loss	(15,805)	(17,675)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

We present our statements of consolidated cash flows using the indirect method:		For the three-month period ended March 31,
	Notes	2025	2026
Cash flows from operating activities
Net loss for the period		(18,128)	(17,765)
Adjustment to reconcile net loss to cash used in operating activities
Adjustments for
Amortization and depreciation	4.2	4,931	4,535
Net loss (income) on disposals		1	(5)
Net financial loss (gain)	4.3	3,948	(7,449)
Income tax		-	46
Expenses related to share-based payments	16	976	1,663
Provisions		8	(237)
Other non-cash items		927	-
Realized foreign exchange gain (loss) related to operating activities		750	(288)
Operating cash flows before change in working capital		(6,588)	(19,500)
Decrease (increase) in trade receivables and other current assets	9	(230)	7,935
Decrease (increase) in subsidies and tax receivables		(1,337)	(1,771)
(Decrease) increase in trade payables and other current liabilities		(6,289)	(3,858)
(Decrease) increase in deferred revenues and contract liabilities		(3,363)	(1,695)
Change in working capital		(11,219)	611
Interest received		648	2,937
Income tax received (paid)		-	541
Net cash used in operating activities		(17,160)	(15,410)

Cash flows from investing activities
Acquisition of property, plant and equipment	7	(395)	(265)
Sales of non-current financial assets	8	160	0
Sale of current financial assets	11	9,494	72,098
Acquisition of current financial assets	11	(5,037)	(77,998)
Net cash from (used in) investing activities		4,223	(6,165)

Cash flows from financing activities
Proceeds from issue of share capital and other equity instruments after deduction of transaction costs	15	-	30
Decrease in borrowings	12	(1,247)	(1,395)
Interest paid on financial debt	12	(152)	(91)
Payments on lease debts	12	(2,692)	(3,444)
Net cash used in financing activities		(4,090)	(4,900)
Decrease in cash and cash equivalents		(17,028)	(26,475)
		-
Cash and cash equivalents at the beginning of the year		143,251	61,533
Effect of exchange rate changes on cash		1,412	(217)
Cash and cash equivalents at the end of the period	11	127,636	34,841

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Total Shareholders’ Equity
As of January 1, 2025		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033
Net Income (loss)		-	-	-	-	-	-	(18,128)	(18,128)
Other comprehensive income (loss)		-	-	-	-	2,267	56	-	2,323
Total comprehensive income (loss)		-	-	-	-	2,267	56	(18,128)	(15,805)
Allocation of prior period loss (2)		-	-	-	-	-	(36,761)	36,761	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	196,347	-	10	2	-	(12)	-	-
Non-cash stock-based compensation expense	16	-	-	-	976	-	-	-	976
As of March 31, 2025		72,290,220	28,000,000	5,900	495,266	(37,271)	(329,563)	(18,128)	116,204

As of January 1, 2026		72,339,441	28,000,000	5,903	437,445	(33,316)	(266,538)	(67,593)	75,901
Net Income (loss)		-	-	-	-	-	-	(17,765)	(17,765)
Other comprehensive income (loss)		-	-	-	-	119	(28)	-	91
Total comprehensive income (loss)		-	-	-	-	119	(28)	(17,765)	(17,675)
Allocation of prior period loss (1)		-	-	-	-	-	(67,593)	67,593	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	262,428	-	15	29	-	(15)	-	30
Non-cash stock-based compensation expense	16	-	-	-	1,663	-	-	-	1,663
As of March 31, 2026		72,601,869	28,000,000	5,918	439,137	(33,197)	(334,174)	(17,765)	59,920

(1) The loss for the year ended December 31, 2025 is allocated to retained earnings in the Interim Condensed Statements of Changes in Consolidated Shareholders' Equity pending the decision of the Annual General Meeting of shareholders on the allocation of this loss.

(2) The loss for the year ended December 31, 2024 was allocated to retained earnings in the the Interim Condensed Statements of Changes in Consolidated Shareholders' Equity previously filed for the three-month period ended March 31, 2025 pending the decision of the Annual General Meeting of shareholders on the allocation of this loss which took place on June 26, 2025. The loss for the year ended December 31, 2024 was ultimately allocated to premiums related to share capital for $63.0 million and to retained deficit for $26.2 million.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2026

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene-editing technologies to develop cell and gene therapy product candidates for genetic diseases.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc., as a consolidated group of companies, are sometimes referred to as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Unaudited Interim Condensed Consolidated Financial Statements of Cellectis as of, and for the three-month period ended March 31, 2026 were approved by our Board of Directors on May 11, 2026.

The Interim Condensed Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

These Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The Interim Condensed Consolidated Financial Statements as of and for the three-month period ended March 31, 2026 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2025, except as described below related to the new or amended accounting standards applied.

The Group presents its operations as one reportable segment corresponding to the Therapeutics segment.

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2026 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•
Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods beginning on or after January 1, 2026)

•
Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (effective for the accounting periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards (effective January 1, 2026)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for periods beginning after January 1, 2026, as specified below. The Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new accounting standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of consolidated operations, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (MPMs) are to be disclosed in a single note in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group’s statement of consolidated operations, the statement of consolidated cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

•
Other accounting standards

The following new and amended accounting standards are not expected to have significant impact on the Group's consolidated financial statements:

- IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for accounting periods beginning on or after January 1, 2027)

- amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates (effective for accounting periods beginning on or after January 1, 2027)

Going concern

The Interim Condensed Consolidated Financial Statements were prepared on a going concern basis.

With cash and cash equivalents of $34.8 million and fixed-term bank deposits of $150.6 million as of March 31, 2026 (classified as a current financial asset), the Company believes its cash and cash equivalents, together with such fixed-term deposits will be sufficient to fund its operations for at least twelve months following the date the unaudited interim condensed consolidated financial statements' were approved by our Board of Directors.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

2.3 Accounting treatment of transactions with AstraZeneca

We present below the accounting treatment applied in the Interim Condensed Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2026 concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this note is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA"). Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party is responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, on November 6, 2023, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). On November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was completed on May 3, 2024. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, and amounted to $44.3 million (for more details refer to the Consolidated Financial statements as of December 31, 2025). The initial fair value of the SIA was estimated to be $48.4 million (for valuation method details and parameters refer to the Consolidated Financial statements as of December 31, 2025).

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and initially recorded as deferred revenue totaling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied.

Accounting treatment of the Subsequent Investment Agreement

At the signing date of the SIA, the closing of this additional equity investment was subject to the fulfillment of several preceding conditions. This contract met all derivatives criteria and was recognized according to the principles of IFRS 9, under which the derivative instrument was recognized at its fair value with any subsequent change of fair value recognized in profit and loss. On May 3, 2024, the cash received following the additional investment has been recognized on the balance sheet, the derivative has been derecognized, and any difference between the cash received and the fair value of the derivative at closing date has been recognized against share premium and share capital.

At initial recognition, the fair-value of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounted to $42.7 million and $57.0 million (for details refer to the Consolidated Financial statements as of December 31, 2024). The difference in fair value measurement of $14.3 million between December 31, 2023 and May 3, 2024 was recognized in financial income in profit and loss in 2024. The payment of $57.0 million was recorded in 2024 on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, plus tiered royalties based on the sale of Licensed Products (as defined in the AZ JRCA).

On November 17, 2025, AZ Ireland and Cellectis entered into an amendment to the JRCA to prospectively change the structure of the milestone payments, leading to an aggregate amount of up to $80 million to up to $253 million per each of the 10 candidate products (vs. up to $70 million to up to $220 million per candidate products previously).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance on a reasonable basis.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related, and therefore represent a combined performance obligation.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have rights over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we measure the progress of our performance obligation based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25.0 million, the IIA upfront payment of $35.7 million and the initial fair value of the SIA derivative of $48.4 million, to each of the Research Plans on a reasonable basis.

We evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We apply to this total the percentage of completion estimated as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of March 31, 2026, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the three-month periods ended March 31, 2026 and March 31, 2025, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

Investments in associates

As of March 31, 2026, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss since May 17, 2023 (date we began to have significant influence) and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of March 31, 2026, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

Revenues by nature

	For the three-month period ended March 31,
	2025	2026
	$ in thousands
Collaboration agreements	10,297	5,626
Licenses	293	73
Products & services	65	78
Total revenues	10,655	5,777

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2025	2026
	$ in thousands
From France	10,655	5,777
Revenues	10,655	5,777
Research tax credit subsidy	1,337	1,771
Other subsidies and other	36	-
Other income	1,373	1,771
Total revenues and other income	12,029	7,548

Revenues of $5.8 million in the three-month period ended March 31, 2026 reflect mainly the $5.6 million recognized during the period in connection with our performance obligation rendered under the Research Plans of the AZ JRCA with AZ Ireland, in comparison to the $10.3 million recognized in the three-month period ended March 31, 2025. The decrease was driven by the evolution of activities performed in connection with the Research Plans.

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.3. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of March 31, 2026, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

The increase in other income of $0.4 million between the three-month periods ended March 31, 2025 and 2026 is mainly due to an increase in research tax credit of $0.4 million due to higher eligible R&D expenses.

4.2 Operating expenses

	For the three-month period ended March 31,
Research and development expenses	2025	2026

Wages and salaries	(8,664)	(11,336)
Social charges on stock option grants	(251)	(736)
Non-cash stock-based compensation expense	(651)	(1,128)
Personnel expenses	(9,566)	(13,200)
Purchases and external expenses	(7,578)	(9,587)
Depreciation and amortization expenses (incl. right of use amortization)	(4,577)	(4,177)
Other	(211)	(224)
Total research and development expenses	(21,932)	(27,188)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2025	2026

Wages and salaries	(1,628)	(1,729)
Social charges on stock option grants	(140)	(307)
Non-cash stock-based compensation expense	(324)	(535)
Personnel expenses	(2,091)	(2,570)
Purchases and external expenses	(2,015)	(2,320)
Depreciation and amortization expenses (incl. right of use amortization)	(353)	(358)
Other	(242)	(343)
Total selling, general and administrative expenses	(4,702)	(5,590)

	For the three-month period ended March 31,
Personnel expenses	2025	2026

Wages and salaries	(10,292)	(13,065)
Social charges on stock option grants	(390)	(1,043)
Non-cash stock-based compensation expense	(976)	(1,663)
Total personnel expenses	(11,658)	(15,770)

	For the three-month period ended March 31,
	2025	2026

Other operating income	426	63

For the three-month period ended March 31, 2026, compared to the same period in 2025, research and development expenses increased by $5.3 million, primarily driven by higher personnel expenses and increased purchases and external expenses. Personnel expenses rose by $3.6 million, from $9.6 million in 2025 to $13.2 million in 2026, reflecting a $2.7 million increase in wages and salaries and a $1.0 million increase in non-cash stock-based compensation and related social charges. Purchases and external expenses increased by $2.0 million mainly due to higher clinical development expenses related to our BALLI-01 and NATHALI-01 studies.

Over the same period, selling, general and administrative expenses increased by $0.9 million mainly due to higher personnel expenses. Personnel expenses increased by $0.5 million, from $2.1 million in 2025 to $2.6 million in 2026, primarily driven by a $0.4 million increase in non-cash stock-based compensation and related social charges.

4.3 Financial income and expenses

	For the three-month period ended March 31,
Financial income and expenses	2025	2026

Income from cash, cash equivalents and financial assets	2,912	1,845
Foreign exchange gains	1,354	3,345
Gain on fair value measurement	2,032	6,543
Other financial income	-	160
Financial income	6,298	11,893
Interest on financial liabilities	(1,302)	(1,515)
Foreign exchange losses	(8,169)	(1,710)
Loss on fair value measurement	(166)	(474)
Interest on lease liabilities	(609)	(413)
Other financial expenses	-	(332)
Financial expenses	(10,246)	(4,444)
Net financial gain (loss)	(3,948)	7,449

The $5.6 million increase in financial income between the three-month period ended March 31, 2026, compared to the same period in 2025 was mainly attributable to (i) a $4.5 million increase in non-cash gains on fair value measurements, primarily reflecting a $6.5 million gain on the fair value measurement of the Tranches A, B and C EIB warrants (see note 12) in the three months ended March 31, 2026 compared to a $1.8 million gain in the same period of 2025, and (ii) a $2.0 million increase in foreign exchange gains. theses increases were partially offset by (iii) a $1.1 million decrease in income from cash, cash equivalents and financial assets.

The $5.8 million decrease in financial expenses over the same period was mainly attributable to a (i) $6.5 million decrease in foreign exchange losses, partially offset by (ii) a $0.3 million increase in non-cash losses on fair value measurements and (iii) a $0.2 million increase in interests on financial liabilities.

4.4 Income tax

	For the three-month period ended March 31,
	2025	2026
Income tax	0	(46)

The income tax for the three-month period ended March 31 is calculated by applying the estimated effective tax rate for the fiscal year to pre-tax net income or loss for the three-month period ended March 31.

The effective income tax rate for the three-month period ended March 31, 2026 is 0.3%, compared with 0.0% for the three-month period ended March 31, 2025.

Note 5. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Whenever possible, impairment tests involve comparing the carrying amount of the assets on a standalone-basis with the recoverable amount. When it is not possible to perform the impairment test at the individual asset level, the test is conducted at the level of the Company's cash-generating unit (CGU). The recoverable amount of an asset or a CGU is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the recoverable amount of any asset or CGU is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

The group has a single CGU corresponding to the Therapeutic segment.

No indicator of impairment has been identified for any intangible or tangible assets for the three-month periods ended March 31, 2026 and March 31, 2025.

Note 6. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2025	25,593	4,375	29,968
Depreciation expense	(1,202)	(678)	(1,880)
Translation adjustments	380	14	394
Net book value as of March 31, 2025	24,771	3,710	28,482
Gross value at end of period	51,802	17,887	69,689
Accumulated depreciation and impairment at end of period	(27,031)	(14,176)	(41,207)

Net book value as of January 1, 2026	21,757	1,901	23,658
Reclassification	-	(1,477)	(1,477)
Depreciation expense	(1,272)	(222)	(1,495)
Translation adjustments	(162)	2	(160)
Net book value as of March 31, 2026	20,323	203	20,526
Gross value at end of period	53,225	5,733	58,958
Accumulated depreciation and impairment at end of period	(32,902)	(5,530)	(38,432)

Note 7. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2025	6,312	38,123	1,177	282	45,895
Additions	-	24	6	297	327
Disposal	-	(6)	(19)	(7)	(32)
Reclassification	124	190	20	262	596
Depreciation expense	(469)	(2,188)	(72)	-	(2,730)
Translation adjustments	249	114	16	14	394
Net book value as of March 31, 2025	6,217	36,257	1,129	848	44,451
Gross value at end of period	19,011	76,028	5,196	848	101,083
Accumulated depreciation and impairment at end of period	(12,794)	(39,771)	(4,067)	-	(56,632)

Net book value as of January 1, 2026	5,510	30,938	977	1,363	38,788
Additions	-	75	27	91	193
Reclassification	77	1,570	38	(209)	1,477
Depreciation expense	(512)	(2,127)	(93)	-	(2,732)
Translation adjustments	(110)	(53)	(7)	(12)	(183)
Net book value as of March 31, 2026	4,966	30,263	942	1,231	37,401
Gross value at end of period	20,548	77,677	5,184	1,231	104,638
Accumulated depreciation and impairment at end of period	(15,582)	(47,413)	(4,242)	-	(67,237)

Note 8. Non-current financial assets and other non-current assets

	As of December 31,	As of March 31,
	2025	2026
	$ in thousands
Deposit	996	977
Restricted cash	2,320	2,160
Other financial assets	1,773	1,683
Non-current financial assets	5,088	4,820
Research tax credit	20,025	21,286
Other non-current assets	20,025	21,286

As of March 31, 2026, our non-current restricted cash primarily consists of $2.0 million for our leased premises in Raleigh and $0.2 million for our leased premises in New York. The decrease of $0.2 million since December 31, 2025 is mainly due to a reclassification in current financial assets (see Note 11) of our restricted cash related to leased equipment in Raleigh.

As of March 31, 2026 and December 31, 2025, other financial assets relate to our net investment in the partial sublease of our premises in New York accounted for as a finance lease.

Other non-current assets correspond to research tax credit receivables, which are deemed to be recovered after a three-year period following their initial recognition. The $1.3 million increase in non-current research tax credit receivables is due to the Research tax credit income for the three months ended March 31, 2026 (see Note 4.1), partially offset by a foreign exchange rate impact of $0.5 million.

Note 9. Trade receivables and other current assets

9.1 Trade receivables

	As of December 31,	As of March 31,
	2025	2026
	$ in thousands
Trade receivables	14,398	5,151
Allowance for expected credit losses	-	-
Total net value of trade receivables	14,398	5,151

All trade receivables have payment terms of less than one year.

The $9.2 million decrease in trade receivables as of March 31, 2026 compared to December 31, 2025 is mainly due to payments received for variable considerations under the AZ JRCA billed in the three months ended December 31, 2025.

9.2 Subsidies receivables

	As of December 31,	As of March 31,
	2025	2026
	$ in thousands
Research tax credit	7,711	7,594
Other subsidies	89	-
Total subsidies receivables	7,800	7,594

9.3 Other current assets

	As of December 31,	As of March 31,
	2025	2026
	$ in thousands
VAT receivables	1,177	975
Income tax receivable	639	51
Prepaid expenses and other prepayments	1,934	3,499
Tax and social receivables	1,304	1,279
Deferred expenses and other current assets	330	338
Total other current assets	5,383	6,142

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to clinical research organizations.

As of December 31, 2025, and March 31, 2026, we prepaid certain clinical costs related to our product candidates lasme-cel and eti-cel.

Note 10. Financial assets and liabilities

The following tables show the carrying amounts and fair values of financial assets and financial liabilities as of March 31, 2026 and December 31, 2025:

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of March 31, 2026		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)		4,820	4,820	4,820	-	-	-
Trade receivables	(i)	-	5,151	5,151	5,151	-	-	-
Subsidies receivables	(i)	-	7,594	7,594	7,594	-	-	-
Current financial assets	(i)	79	150,744	150,822	150,822	-	-	79
Cash and cash equivalents		34,841	-	34,841	34,841	34,841	-	-
Total financial assets		34,919	168,309	203,228	203,228	34,841	-	79

Financial liabilities
Non-current derivative instruments (EIB warrants)		15,160	-	15,160	15,160	-	-	15,160
Other non-current financial liabilities	(i)	-	52,338	52,338	52,338	-	-	-
Current financial liabilities	(i)	-	8,904	8,904	8,904	-	-	-
Trade payables	(i)	-	17,090	17,090	17,090	-	-	-
Other current liabilities	(i)	517	7,704	8,220	8,220	-	-	517
Total financial liabilities		15,676	86,037	101,713	101,713	-	-	15,676

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2025		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)	-	5,088	5,088	5,088	-	-	-
Trade receivables	(i)	-	14,398	14,398	14,398	-	-	-
Subsidies receivables	(i)	-	7,800	7,800	7,800	-	-	-
Current financial assets	(i)	234	146,897	147,130	147,130	-	-	234
Cash and cash equivalents		61,533	-	61,533	61,533	61,533	-	-
Total financial assets		61,767	174,183	235,949	235,949	61,533	-	234

Financial liabilities
Non-current derivative instruments (EIB warrants)		22,059	-	22,059	22,059	-	-	22,059
Other non-current financial liabilities		-	51,953	51,953	52,521	-	-	-
Current financial liabilities	(i)	-	10,460	10,460	10,460	-	-	-
Trade payables	(i)	-	17,277	17,277	17,277	-	-	-
Other current liabilities	(i)	168	12,174	12,342	12,342	-	-	168
Total financial liabilities		22,227	91,865	114,092	114,660	-	-	22,227

(i) As of March 31, 2026 and December 31, 2025, the carrying amount of these assets and liabilities on the statement of consolidated financial position is a reasonable approximation of their fair value.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2025	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	2,048	-	2,048
Derivatives	234	-	234
Other current financial assets (deposits)	144,848	-	144,848
Current financial assets	147,130	-	147,130
Cash and cash equivalents	61,533	-	61,533
Current financial assets and cash and cash equivalents	208,663	-	208,663

As of March 31, 2026	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	160	-	160
Derivatives	79	-	79
Other current financial assets (deposits)	150,583	-	150,583
Current financial assets	150,822	-	150,822
Cash and cash equivalents	34,841	-	34,841
Current financial assets and cash and cash equivalents	185,663	-	185,663

11.1 Current financial assets

As of March 31, 2026, current financial assets are mainly composed of $150.6 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents.

As of December 31, 2025, current financial assets were composed of (i) a $144.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and (ii) $2.0 million of short-term restricted cash mainly related to our lease agreement for equipment in our Raleigh manufacturing site.

11.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2025	2026
	$ in thousands
Cash and bank accounts	45,915	27,192
Fixed bank deposits	15,618	7,648
Total cash and cash equivalents	61,533	34,841

Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities and lease debts

12.1 Detail of financial liabilities and lease debts

	As of December 31, 2025	As of March 31, 2026

	$ in thousands
Conditional advances	4,042	4,171
Lease debts	27,725	25,947
EIB loan	47,175	47,470
EIB warrants	22,059	15,160
Other non-current financial liabilities	735	697
Total non-current financial liabilities and non-current lease debts	101,738	93,446
Lease debts	7,701	6,255
State Guaranteed loan « PGE »	4,090	2,663
Other current financial liabilities	6,369	6,241
Total current financial liabilities and current lease debts	18,161	15,159
Trade payables	17,277	17,090
Other current liabilities	12,342	8,220
Total Financial liabilities and lease debts	149,518	133,915

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2025	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of March 31, 2026

	$ in thousands
Conditional advances	4,042	-	121	-	98	-	-	(91)	4,171
Lease debts	27,725	-	-	(1,655)	-	-	-	(122)	25,947
State Guaranteed loan « PGE »	-	-	-	-	-	-	-	-	-
EIB loan	47,175	-	-	-	1,330	-	-	(1,036)	47,470
EIB warrants	22,059	-	-	-	-	-	(6,543)	(356)	15,160
Other non-current financial liabilities	735	-	-	(38)	-	-	-	-	697
Total non-current financial liabilities and non-current lease debts	101,738	-	121	(1,693)	1,428	-	(6,543)	(1,605)	93,445
Lease debts (1)	7,701	(3,031)	-	1,655	413	(413)	-	(71)	6,255
State Guaranteed loan « PGE »	4,090	(1,359)	-	-	21	(26)	-	(63)	2,663
Other current financial liabilities	6,369	(35)	-	38	66	(65)	-	(132)	6,241
Total current financial liabilities and current lease debts	18,161	(4,425)	-	1,693	500	(504)	-	(266)	15,159

(1) Payments on lease debts as presented on the Company's Interim Condensed Statements of Consolidated Cash Flows include debt repayments and related interests paid.

Conditional advances

On March 8, 2023, we signed a grant and refundable advance agreement with Bpifrance ("BPI") to partially support one of our R&D programs which corresponds to eti-cel and related CMC activities. Pursuant to this agreement, we received a first installment of $0.9 million on June 19, 2023, a second installment of $1.9 million on October 6, 2023 and a third installment of $2.1 million on December 6, 2024.

Repayment of this advance was initially due over a period of 3 years starting on March 31, 2028, except in case of technical and economic failure of the R&D project. On January 30, 2026, the repayment term was extended by 18 months, with the date of the repayment of the first installment set to September 30, 2029.

The amount to be repaid is equal to the principal adjusted upwards by a discounting effect at an annual rate of 3.04%, in accordance with the European Commission’s principle for State aid. The amount of this discounting adjustment is expected to be €1.1 million ($1.2 million) and the total amount to be repaid is €5.6 million ($6.5 million).

This refundable advance from BPI includes an element of a government grant as defined by IAS 20. Because this loan bears a lower-than-market interest rate, the group measures for each installment the fair value of the loan using a market interest rate and recognizes the difference from the cash received as a grant. Based on a market rate of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spread observed for loans contracted by Cellectis over a comparable term, the group measured the fair value of the loan at $3.0 million at inception. The difference between the fair value of the conditional advance and the cash received has been recognized as a grant income in profit and loss upon receipt of payments. The loan is subsequently measured at amortized cost. The amendment dated January 30, 2026 which extended the lease term by 18 months, did not have a material impact on the carrying value of the loan. The remeasurement of the contractual cash flows resulted in the recognition of financial income of $0.3 million and financial expense of $0.2 million in the three-month period ended March 31, 2026.

State Guaranteed loan

State Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to a €18.5 million (or $21.3 million at exchange rate as of March 31, 2026) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and BPI in the form of a PGE. The PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of March 31, 2026, the current liability related to the State Guaranteed loan amounts to $2.7 million.

Other current and non-current financial liabilities

As of March 31, 2026 and December 31, 2025, the other current financial liabilities correspond mainly to research tax credit financing set up with BPI in August 2023 for €5.3 million ($6.1 million at March 31, 2026 and $6.2 million at December 31, 2025).

European Investment Bank (“EIB”) credit facility

On December 28, 2022, Cellectis entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in loans to support the research and development activities to advance the pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”). The Finance Contract provided for funding in three tranches, as follows: (i) an initial tranche of €20.0 million (“Tranche A”) disbursed on April 17, 2023; (ii) a second tranche of €15.0 million (“Tranche B”) disbursed on January 25, 2024; and (iii) a third tranche of €5.0 million (“Tranche C”) disbursed on December 18, 2024. Tranche A, Tranche B and Tranche C will mature six years from their disbursement date and generate interest at a contractual rate equal to respectively 8%, 7% and 6% per annum. Interests are capitalized annually by increasing the principal amount.

On March 30, 2023, the Company and EIB entered into a Subscription Agreement for warrants to be issued by Cellectis S.A. (the “Warrant Agreement”), as required by the Finance Contract.

As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A warrants to EIB, at the exercise price of €1.92. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the benefit of the EIB, at the exercise price of €2.53. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the benefit of the EIB, at the exercise price of €1.70. Tranche A, B and C warrants are together referred to as the EIB Warrants. The exercise price of the warrants corresponds to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue each of the Tranche A, Tranche B and Tranche C warrants.

Each EIB Warrant entitles the EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions).

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche to which it is related, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, or (vi) the receipt of a written demand for repayment from EIB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercise a put option (the "EIB Put Option") by which the EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by the EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercise of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants (the "Call Option"), at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

The Finance Contract and the Warrant Agreement are separate contracts as their maturities differ and as the warrants are transferable (subject to certain conditions). Therefore, the warrants are accounted for separately from the loan.

Tranche A, B and C loans, as well as their related Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as its disbursement was subject to additional conditions, the maturity of the loans and warrants is different, and the effective interest rate is different and corresponds to market conditions at the date of drawdown of each of the three Tranches.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on April 17, 2023, the fair value of this loan included $0.3 million of transaction costs and the $5.3 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $16.2 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on January 25, 2024, the fair value of this loan included the $3.5 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $12.8 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 11.4%.

The €5.0 million Tranche C loan is classified as a financial liability measured at amortized cost. At initial recognition, i.e. on December 18, 2024, the fair value of this loan included the $0.8 million fair value of the warrants (see below Derivative Instruments) as the warrants are part of the consideration given to EIB. The initial fair value of the loan is $4.5 million. The loan is subsequently measured at amortized cost, the effective interest rate of the loan being 8.85%.

Derivative Instruments – EIB Warrants

The warrants (Bons de Souscription d’Actions) issued in connection with the Tranches A, B and C disbursement, respectively, are derivative instruments.

Because of the terms and conditions of the EIB Put Option, we consider that the Put Option and the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants under each of the Tranches are to be treated as a single compound derivative.

Because of the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option has been valued at zero as of December 31, 2025 and March 31, 2026.

The “fixed for fixed” rule of IAS 32, which states that derivatives shall be classified as equity if they can only be settled by the delivery of a fixed number of shares in exchange for a fixed amount of cash or another financial asset, is not met because there is a settlement option that may result in the exchange of a variable number of shares for a variable price in the case of a put option exercise.

As they are not equity instruments, the Tranche A, B and C Warrants and the attached Put Option are classified as a financial liability and are measured at fair value through profit and loss.

The fair value of the Tranche A, B and C Warrants and the Put Option has been estimated using a Longstaff Schwartz approach. These derivative instruments are classified as level 3 in the fair value hierarchy.

This approach is most appropriate to estimate the value of American options (which may be exercised any time from an exercise event until maturity) with complex exercise terms (EIB can exercise the Warrants on the basis of Cellectis’ spot share price or exercise the put option on the basis of the average price of the shares over 90 days).

The Longstaff Schwartz approach is also based on the value of the underlying share price at the valuation date, the observed volatility of the company’s historical share price and the contractual life of the instruments.

The assumptions and results of the warrant valuation for Tranche A are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of Tranche A as this is the issuance date defined in the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2025	As of March 31, 2026
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	4.20	2.84
Average life of options (in years)	20.00	17.30	17.05
Expected volatility	81.3%	89.7%	89.8%
Risk free rate	2.85%	3.3%	3.3%
Expected dividends	0%	0%	0%
Fair value per option (in euros per share)	1.73	3.84	2.71
Fair value in $ thousands	5,280	12,546	8,664

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2026	Fair value in $ thousands
Expected volatility -5%	8,603
Expected volatility	8,664
Expected volatility +5%	8,698

The assumptions and results of the warrant valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of Tranche B as this is the issuance date defined in the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2025	As of March 31, 2026
Number of warrants granted	1,460,053	1,460,053	1,460,053
Share price (in euros)	2.51	4.20	2.84
Average life of options (in years)	20.00	18.09	17.84
Expected volatility	60.4%	89.7%	89.8%
Risk free rate	2.7%	3.3%	3.3%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	2.22	3.89	2.70
Fair value in $ thousands	3,534	6,679	4,532

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2026	Fair value in $ thousands
Expected volatility -5%	4,487
Expected volatility	4,532
Expected volatility +5%	4,534

The assumptions and results of the warrant valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* The grant date retained is the disbursement date of Tranche C as this is the issuance date defined in the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2025	As of March 31, 2026
Number of warrants granted	611,426	611,426	611,426
Share price (in euros)	1.56	4.20	2.84
Average life of options (in years)	20.00	18.97	18.72
Expected volatility	45.3%	89.7%	89.8%
Risk free rate	2.2%	3.3%	3.3%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.19	3.94	2.79
Fair value in $ thousands	755	2,834	1,963

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of March 31, 2026	Fair value in $ thousands
Expected volatility -5%	1,947
Expected volatility	1,963
Expected volatility +5%	1,972

12.2 Remaining contractual maturities

Balance as of March 31, 2026	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	32,202	7,831	24,294	6,894
Financial liabilities	76,402	9,089	74,208	3,573
Trade payables	17,090	17,090	-	-
Other current liabilities	8,220	8,220	-	-
Total financial liabilities and lease debts	133,915	42,231	98,502	10,467

Balance as of December 31, 2025	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	35,426	10,151	25,406	7,881
Financial liabilities	84,472	10,722	79,206	34
Trade payables	17,277	17,277	-	-
Other current liabilities	12,342	12,342	-	-
Total financial liabilities and lease debts	149,518	50,492	104,613	7,915

The above remaining contractual maturities are undiscounted amounts and include future interests to be paid.

Note 13. Other current liabilities

	As of December 31, 2025	As of March 31, 2026

	$ in thousands
VAT Payables	80	8
Accruals for personnel related expenses	10,766	6,512
Other	1,496	1,700
Total other current liabilities	12,342	8,220

Accruals for personnel related expenses include paid time-off and payroll related social charges accruals, annual bonus accruals and social charges liabilities on stock options.

Note 14. Deferred income and contract liabilities

	As of December 31, 2025	As of March 31, 2026

	$ in thousands
Deferred revenues	96,803	93,062
Total deferred income and contract liabilities	96,803	93,062

As of March 31, 2026, the deferred income and contract liabilities include $92.9 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA.

The $3.7 million decrease in deferred revenues between December 31, 2025 and March 31, 2026 is explained by (i) revenue recognized in the three-months ended March 31, 2026 for $5.6 million (of which $3.0 million were included in deferred revenues at the beginning of the year), and (ii) a foreign exchange impact of $2.0 million, partially offset by (iii) additional consideration from customers for $3.7 million.

As of December 31, 2025, the deferred revenues and contract liabilities included $96.8 million of deferred revenues related to the AZ JRCA, including upfront payments from the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is detailed in Note 2.3 "Accounting treatment of transactions with AstraZeneca".

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €

Balance as of January 1, 2025	5,889	494,288	100,093,873	0.05
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	10	2	196,347
Non-cash stock-based compensation expense	-	976	-
Balance as of March 31, 2025	5,900	495,266	100,290,220	0.05

Balance as of January 1, 2026	5,903	437,445	100,339,441	0.05
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (1)	15	29	262,428
Non-cash stock-based compensation expense	-	1,663	-
Balance as of March 31, 2026	5,918	439,137	100,601,869	0.05

Capital evolution during the three-month period ended March 31, 2026

(1) During the three-month period ended March 31, 2026, 262,428 ordinary shares were issued to the benefit of Cellectis employees related to free share plans which met vesting conditions and exercises of stock-options.

Note 16. Non-cash stock-based compensation

Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their contractual life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows for the three-month periods ended March 31, 2025 and March 31, 2026:

For the three-month period ended March 31,
	2025	2026

Weighted-Average fair values of stock options granted	0.87€	2.02€
Assumptions:
Risk-free interest rate	2.92% - 2.95%	2.92% - 3.39%
Share entitlement per options	1	1
Exercise price	1.26€ - 1.56€	3.12€ - 3.49€
Underlying stock price at grant date	1.28€-1.52€	2.97€-3.27€
Expected volatility	65.0%- 65.9%	71.5%- 71.9%
Expected term (in years)	5.93 - 6.09	5.93 - 6.17
Vesting conditions	Performance & Service	Performance & Service
Vesting period	Graded	Graded

Our vesting performance conditions comprise a mix of financial (non-related to the price of Cellectis' ordinary shares or ADS), manufacturing and clinical objectives to be met.

Stock option activity was as follows:

	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average contractual Life (in years)

Balance as of January 1, 2025	12,519,294	16.16	4.6
Granted	5,717,933	1.46	-
Exercised	-	-	-
Forfeited or Expired	(1,380,812)	37.54	-

Balance as of March 31, 2025	16,856,416	9.42	4.6

Balance as of January 1, 2026	16,040,242	7.71	6.4
Granted	5,398,363	3.34	-
Exercised	(15,600)	1.64	-
Forfeited or Expired	(1,433,733)	19.98	-

Balance as of March 31, 2026	19,989,272	5.65	7.5

Share-based compensation expense related to Cellectis' stock option awards was $1.6 million and $0.8 million for the three-month periods ended March 31, 2026, and 2025, respectively.

On January 29 2026, the Board of Directors granted 3,116,913 stock options to executive employees. These stock options will vest over three years based on both service and non-market performance conditions. On the same date, the Board of Directors also granted 47,500 stock options to non-executive employees with a four-year vesting period solely based on service conditions.

On March 19, 2026, the Board of Directors granted 2,233,950 stock options to non executive employees. These stock options will vest over four years solely based on service conditions.

As of March 31, 2026, a total of 8,855,973 stock options were exercisable at a weighted average exercise price of €9,62.

As of March 31, 2025, a total of 8,233,363 stock options were exercisable at a weighted average exercise price of €17,37.

Warrants

No warrants were granted during the three-month periods ended March 31, 2026 and March 31, 2025.

Warrants activity was as follows:

	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Useful Life (in years)

Balance as of January 1, 2025	338,875	26.69	1.4
Granted	-	-
Exercised	-	-
Forfeited or Expired	(50,000)	38.45

Balance as of March 31, 2025	288,875	24.65	1.4

Balance as of January 1, 2026	169,500	14.25	4.8
Granted	-	-	-
Exercised	-	-	-
Forfeited or Expired	(26,500)	27.37	-
Balance as of March 31, 2026	143,000	11.82	5.4

As of March 31, 2026, a total of 96,125 warrants were exercisable at a weighted average exercise price of €16.33.

As of March 31, 2025 a total of 288,875 warrants were exercisable at a weighted average exercise price of €24.65.

Free shares

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to performance conditions.

Our vesting performance conditions comprise a mix of financial, manufacturing and clinical objectives to be met.

Free shares activity was as follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of Jauuary 1, 2025	509,295	2.84
Granted	-	-
Vested	(196,347)	2.54
Cancelled	(10,433)	2.91
Unvested balance as of March 31, 2025	302,514	3.03

Unvested balance as of January 1, 2026	251,946	3.02
Granted	-	-
Vested	(246,749)	3.02
Cancelled	(5,197)	3.02
Unvested balance as of March 31, 2026	-	-

The fair value of free shares corresponds to the closing stock price of our common shares at grant date. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to Cellectis' free shares awards was $0.0 million and $0.1 million for the three-month periods ended March 31, 2026 and 2025 respectively.

Note 17. Earnings per share

	For the three-month period ended March 31,
	2025	2026

Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	(18,128)	(17,765)
Weighted average number of outstanding shares, used to calculate basic and diluted net result per share	100,156,559	100,527,276
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($ /share)	(0.18)	(0.18)

For the three months ended March 31, 2026, potential shares that could dilute basic earnings per share in the future were not included in the calculation of the diluted net loss per share as their effect would be anti-dilutive. These potential shares consist of stock options and warrants granted to our employees and directors (see Note 16) and outstanding warrants ("BSA") granted to EIB (see Note 12).

Note 18. Provisions

	As of January 1, 2026	Additions	Amounts used during the period	Reversals	OCI	As of March 31, 2026
	$ in thousands
Retirement indemnities	1,329	79	(83)	-	(0)	1,324
Employee litigation and severance	360	-	-	-	(8)	353
Commercial litigation	625	-	-	-	(13)	612
Other provision for charges	183	-	(182)	-	(1)	-
Total	2,498	79	(266)	-	(22)	2,289
Non-current provisions	1,329	79	(83)	-	(0)	1,324
Current provisions	1,169	-	(182)	-	(22)	965

During the three-month period ended March 31, 2026, movements in provisions were immaterial.

On September 26, 2025, Factor Bioscience filed a complaint in the United States District Court for the District of Delaware against Cellectis S.A., Cellectis, Inc., AstraZeneca Ireland Limited, and AstraZeneca Holdings B.V., alleging that Cellectis' TALEN-based gene editing technology would infringe three of Factor's U.S. patents. Due to the early stage of this claim, our belief that we have meritorious defenses and our intent to defend this action vigorously, no liability has been recognized in the Company's Interim Condensed Statement of Consolidated Financial Position as of March 31, 2026.

Note 19. Off-balance sheet commitments

As of March 31, 2026	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,542	1,081	1,460	-	-
Total commitments	2,542	1,081	1,460	-	-

As of December 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,812	1,081	1,731	-	-
Total commitments	2,812	1,081	1,731	-	-

Calyxt Lease Guaranty

In addition to the amounts stated in the above table, in September 2017 Cellectis provided a guaranty on the lease agreement that Calyxt entered into for its headquarters in Roseville, Minnesota. The lease has a term of twenty years with four options to extend its term for five years.

Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

In connection with the Merger Agreement, we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt Inc. equals $25.0 million or more for two consecutive 12-month periods after the closing of the Merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. As of March 31, 2026, our lease guaranty represented a potential commitment in the amount of $19.6 million over the remaining 12-year lease period. Cibus, however, will not be required to replace us as guarantor or pay any fees in connection with termination of the guaranty. Until the parties are able to terminate our lease guaranty, Cibus. may not renew or extend the lease or enter into any amendment that would increase our obligation under the lease guaranty. Further, Cibus, from and after the closing of the Merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

Obligations under the terms of license agreements and collaboration agreements

We also have agreements whereby we are obligated to pay royalties and milestone payments based on future events which are highly uncertain and therefore they are not included in the table above.

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements, we have obligations to pay quarterly fixed fees per active number of user licenses.

Note 20. Related parties and other major shareholders

Transactions with related parties having significant influence over the Group

During the three months ended March 31, 2026 and March 31, 2025, the Group conducted transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are detailed in Notes 2.3 and 4.1.

Outstanding balances with AstraZeneca as of March 31, 2026 and December 31, 2025 are as follows:

$ in thousands	AstraZeneca
	As of December 31, 2025	As of March 31, 2026
ASSETS
Total non-current assets	-	-
Trade receivables	12,786	4,145
Total current assets	12,786	4,145
TOTAL ASSETS	12,786	4,145
LIABILITIES
Total non-current liabilities	-	-
Deferred income and contract liabilities	96,766	92,862
Total current liabilities	96,766	92,862
TOTAL LIABILITIES	96,766	92,862

Transactions with other major shareholders

Bpifrance, which is a shareholder of Cellectis without significant influence, participated in a bank syndicate that granted to Cellectis a State-Guaranteed loan (“Prêt Garanti par l’Etat”, or “PGE”). During the three months ended March 31, 2026, we made payments of €0.4 million ($0.4 million) to Bpifrance in principal and interests pursuant to the PGE loan.

We also entered into agreements with Bpifrance, to provide:

•
a financing of 80% of our tax receivables related to our 2022 Research Tax Credit ("Crédit d'Impôt Recherche" or "CIR") income. Pursuant to this agreement, Bpifrance advanced €5.3 million in August 2023. The agreement was amended to extend the maturity to October, 15, 2026. We made immaterial payments in interests during the three months ended March 31, 2026.
•
a grant and refundable advance to partially support a R&D program related to Cellectis' eti-cel for up to €6.4 million subject to specific conditions (see note 12). In the three months ended March 31, 2026, Cellectis did not pay any principal or interests related to this advance. Interests accrued during the period amount to €0.1 million ($0.1 million).

Outstanding balances with Bpifrance were as follows:

$ in thousands	Bpifrance
	As of December 31, 2025	As of March 31, 2026
ASSETS
Total non-current assets	-	-
Total current assets	-	-
TOTAL ASSETS	-	-
LIABILITIES	-
Non-current financial liabilities	4,042	4,171
Total non-current liabilities	4,042	4,171
Current financial liabilities	7,555	6,960
Total current liabilities	7,555	6,960
TOTAL LIABILITIES	11,597	11,131

Note 21. Subsequent events

On April 20, 2026, Life Technologies Corporation (“LTC”), a subsidiary of Thermo Fisher, purported to terminate license agreements between LTC and Cellectis in 2014, which grant Cellectis non-exclusive rights under certain patents, the Halle Patent Therapeutic License, the Halle Patent Research License, and the GeneArt and Seamless Cloning Patent Therapeutic License (the « LTC Agreements »). This purported termination follows TFS’s allegations that we failed to comply with our obligations under the LTC Agreements, as previously disclosed. Simultaneously therewith, LTC commenced an arbitration before the American Arbitration Association, naming Cellectis S.A. and Cellectis Bioresearch, Inc. as Respondents. LTC’s arbitration demand alleges that Cellectis has breached the LTC License Agreements by underpaying sublicense royalties and otherwise failing to comply with our obligations under the LTC Agreements. According to us, this termination is invalid and LTC’s claims under this arbitration demand are without merit.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing, with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene and cell therapy product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using our gene editing technologies to develop gene and cell therapy product candidates for genetic diseases.

We are conducting our operations through one business segment, Therapeutics. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and genetic diseases.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cells and gene and cell therapy product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutic products approved for sale and have not generated any revenues from therapeutic product sales.

At the date of this Report, we are sponsoring clinical studies with respect to two proprietary Cellectis UCART product candidates: the BALLI-01 Study and the NATHALI-01 Study.

Partnered programs update

•
Servier: anti-CD19 CAR-T

In April 2026, Allogene Therapeutics, Inc. (“Allogene”), Servier's sublicensee, announced the interim futility analysis from its sponsored pivotal ALPHA3 trial evaluating cema-cel in first-line consolidation for large B-cell lymphoma. Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicenced by Servier to Allogene in certain territories.

Allogene announced the futility analysis, which was triggered by the protocol-defined data cutoff of the 24th patient completing Day 45 minimal residual disease (“MRD”) assessment, showed that 58.3% (7/12) of patients in the cema-cel arm achieved MRD negativity compared to 16.7% (2/12) in the observation arm, representing a 41.6% absolute difference in MRD clearance between the arms. Allogene further announced that the cema-cel treatment was generally well-tolerated as of the cutoff, with most patients (10/12) managed in the outpatient setting post-infusion, no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS), graft-versus-host disease (GvHD) or treatment-related Serious Adverse Events, and no hospitalizations for treatment-related Adverse Events.

•
Allogene: anti-CD70 CAR-T

In March 2026, Allogene announced that the TRAVERSE trial in renal cell carcinoma has completed enrollment in its Phase 1b cohort and the Company is currently exploring partnering opportunities to advance the asset.

•
Iovance

In May 2026, Iovance announced that a Phase 1/2 trial, IOV-GM1-201, is enrolling using IOV-4001, a PD-1 inactivated TIL therapy, in previously treated advanced melanoma and NSCLC.

•
AstraZeneca

The research and development activities under the AZ JRCA are continuing to advance.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the three-month period ended March 31, 2026

Cellectis continues to focus on the enrollment of patients in the BALLI-01 (lasme-cel) and NATHALI-01 (eti-cel) studies.

Key events post March 31, 2026

See section "Servier: anti-CD19 CAR-T".

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net operating losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for the foreseeable future. We anticipate that such expenses will increase substantially if and as we:

•
progress our clinical trials BALLI-01, and NATHALI-01;
•
continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our cell and gene therapy product candidates;
•
further develop and refine the manufacturing process for our immuno-oncology product candidates;
•
maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;
•
seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;
•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•
seek to identify and validate additional product candidates;
•
acquire or in-license other product candidates, technologies or biological material;
•
make milestone or other payments under any in-license agreements;
•
maintain, protect and expand our intellectual property portfolio;
•
seek to attract and retain new and existing skilled personnel;
•
experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim condensed consolidated financial statements for the three-month period ended March 31, 2026 have been prepared in accordance with International Accounting Standard 34 ("IAS 34") - Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2025 and 2026

Revenues

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Collaboration agreements	10,297	5,626	-83.0%
Other revenues	358	151	-57.90%
Revenues	10,655	5,777	-45.8%

Revenues of $5.8 million in the three-month period ended March 31, 2026 reflect mainly the $5.6 million recognized during the period in connection with our performance obligation under the Research Plans of the AZ JRCA with AZ Ireland, in comparison to the $10.3 million recognized in the three-month period ended March 31, 2025. The decrease was driven by the evolution of activities performed in connection with the Research Plans.

Other income

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Research tax credit	1,337	1,771	32.5%
Other income	36	-	-100.0%
Other income	1,373	1,771	29.0%

The increase in other income of $0.4 million between the three-month periods ended March 31, 2025 and 2026 is mainly due to an increase in research tax credit of $0.4 million due to higher eligible R&D expenses.

Research and development expenses

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(9,566)	(13,200)	38.0%
Purchases, external expenses	(7,578)	(9,587)	26.5%
Depreciation and amortization expenses (incl. right of use amortization)	(4,577)	(4,177)	-8.7%
Other	(211)	(224)	6.1%
Research and development expenses	(21,932)	(27,188)	24.0%

For the three-month period ended March 31, 2026, compared to the same period in 2025, research and development expenses increased by $5.3 million, primarily driven by higher personnel expenses and increased purchases and external expenses.

Personnel expenses rose by $3.6 million, from $9.6 million in 2025 to $13.2 million in 2026, reflecting a $2.7 million increase in wages and salaries and a $1.0 million increase in non-cash stock-based compensation and related social charges.

Purchases and external expenses increased by $2.0 million mainly due to higher clinical development expenses related to our BALLI-01 and NATHALI-01 studies.

Selling, general and administrative expenses

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(2,091)	(2,570)	22.9%
Purchases, external expenses	(2,015)	(2,320)	15.1%
Depreciation and amortization expenses (incl. right of use amortization)	(353)	(358)	1.2%
Other	(242)	(343)	41.5%
Selling, general and administrative expenses	(4,702)	(5,590)	18.9%

For the three-month period ended March 31, 2026, compared to the same period in 2025, selling, general and administrative expenses increased by $0.9 million mainly due to higher personnel expenses. Personnel expenses increased by $0.5 million, from $2.1 million in 2025 to $2.6 million in 2026, primarily driven by a $0.4 million increase in non-cash stock-based compensation and related social charges.

Other operating income

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Other operating income	426	63	-85.2%

Between the three-month periods ended March 31, 2025 and 2026, the other operating income decreased by $0.4 million.

Net financial gain (loss)

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Financial income	6,298	11,893	88.8%
Financial expenses	(10,246)	(4,444)	-56.6%
Net Financial gain (loss)	(3,948)	7,449	-288.7%

The $5.6 million increase in financial income between the three-month period ended March 31, 2026, compared to the same period in 2025 was mainly attributable to (i) a $4.5 million increase in non-cash gains on fair value measurements, primarily reflecting a $6.5 million gain on the fair value measurement of the Tranches A, B and C EIB warrants (see note 12) in the three months ended March 31, 2026 compared to a $1.8 million gain in the same period of 2025, and (ii) a $2.0 million increase in foreign exchange gains. These increases were partially offset by (iii) a $1.1 million decrease in income from cash, cash equivalents and financial assets.

The $5.8 million decrease in financial expenses over the same period was mainly attributable to a (i) $6.5 million decrease in foreign exchange losses, partially offset by (ii) a $0.3 million increase in non-cash losses on fair value measurements and (iii) a $0.2 million increase in interests on financial liabilities.

Income tax

The effective income tax rate for the three-month period ended March 31, 2026 is 0.3%, compared with 0.0% for the three-month period ended March 31, 2025.

Net income (loss)

	For the three-month period ended March 31,		% change
	2025	2026	2026 vs 2025
Net loss	(18,128)	(17,765)	-2.0%

The $0.4 million decrease in net loss, from $18.1 million in the three-month period ended March 31, 2025 to $17.8 million in the three-month period ended March 31, 2026 was mainly due to (i) a $11.4 million improvement in net financial result, from a net financial loss of $3.9 million as of March 31, 2025 to a net financial gain of $7.4 million as of March 31, 2026, partly offset by (ii) a $11.0 million increase in operating loss.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations in nearly each year since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2026, we had cash and cash equivalents of $34.8 million and fixed-term deposits of $150.6 million classified as current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents, fixed term deposits and restricted cash denominated in U.S. dollars is $142.1 million as of March 31, 2026.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month period ended March 31, 2025 and 2026.

	For the three-month period ended March 31,
	2025	2026
	$ in thousands
Net cash used in operating activities	(17,160)	(15,410)
Net cash from (used in) investing activities	4,223	(6,165)
Net cash used in financing activities	(4,090)	(4,900)
Total	(17,028)	(26,475)
Effect of exchange rate changes on cash	1,412	(217)

For the three-month period ended March 31, 2026, our net cash used in operating activities of $15.4 million was mainly driven by payments to suppliers of $14.5 million and payroll-related payments (wages, bonuses and social charges) totaling $18.6 million, partially offset by cash inflows of $13.0 million from our license and collaboration agreements, $2.9 million of interest received on financial investments and $1.6 million from VAT credit reimbursements.

For the three-month period ended March 31, 2025, our net cash used by operating activities of $17.2 million was mainly driven by payments to suppliers of $10.3 million and wages, bonuses and social charges paid of $14.3 million, partially offset by $6.7 million of cash receipts from our license and collaboration agreements and $2.9 million of cash income on financial investments.

For the three-month period ended March 31, 2026, our net cash used in investing activities of $6.2 million mainly reflects the net cash invested in bank fixed-term deposits (classified as current financial assets in the consolidated statement of financial position) for $7.9 million and $0.3 million of capital expenditures, partially offset by $2.0 million of cash inflows from other current financial assets previously subject to restrictions (restricted cash).

For the three-month period ended March 31, 2025, our net cash provided by investing activities of $4.2 million mainly reflected the net cash received from sales of current financial assets for $4.5 million, partially offset $0.4 million of capital expenditures.

For the three-month period ended March 31, 2026, our net cash used in financing activities of $4.9 million mainly reflects the repayment of $1.4 million under the PGE loan, and $3.4 million of lease liability payments.

For the three-month period ended March 31, 2025, our net cash used in financing activities of $4.1 million mainly reflected the repayment of $1.2 million under the PGE loan, including interest, and $2.7 million of lease liability payments.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers (CROs) involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payments and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks associated with the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

With cash and cash equivalents of $34.8 million and deposits of $150.6 million as of March 31, 2026, the Company believes its cash and cash equivalents and deposits will be sufficient to fund its operations into the fourth quarter 2027 and therefore for at least twelve months following the unaudited interim condensed consolidated financial statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;
•
the capacity of manufacturing our products in France and in the United States;
•
the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;
•
the ability of our product candidates to progress through clinical development successfully;
•
the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
the costs of defending any litigations or the outcome of any litigations
•
our need to expand our research and development activities;
•
our need and ability to hire additional personnel;
•
our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;
•
the effect of competing technological and market developments;

•
the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of March 31, 2026, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk" in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2026.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2025.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2025.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.